FORM 4                                             OMB APPROVAL
[] Check this box if no                               OMB Number:      3235-0287
   longer subject to Section 16.                      Expires:  January 31, 2005
   Form 4 or Form 5 obligations                       Estimated average burden
   may continue.  See Instruction                     hours per response.....0.5
   1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Jager                             Durk                   I.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   250 East Fifth St., Suite 1500
--------------------------------------------------------------------------------
   (Street)

   Cincinnati                          OH                45202
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Chiquita Brands International, Inc. (CQB)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 12, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                      5.                6.
                                                             4.                       Amount of         Owner-
                                     2A.                     Securities Acquired (A)  Securities        ship
                                     Deemed     3.           or Disposed of (D)       Beneficially      Form:     7.
                        2.           Execution  Transaction  (Instr. 3, 4 and 5)      Owned             Direct    Nature of
                        Transaction  Date,      Code         -----------------------  Following         (D) or    Indirect
1.                      Date         if Any     (Instr. 8)             (A)            Reported          Indirect  Beneficial
Title of Security       (Month/      (Month/    ------------            or            Transaction(s)    (I)       Ownership
(Instr. 3)              Day/Year)    Day/Year)  Code     V   Amount    (D)     Price  (Instr. 3 and 4)  (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------

============================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                      (Over)
                                                             SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of deriv- ship
                                                                                                           ative     Form
           2.                                                                                              Secur-    of
           Conver-                            5.                                7.                         ities     Deriv-  11.
           sion                               Number of                         Title and Amount           Bene-     ative   Nature
           or                3A.              Derivative    6.                  of Underlying     8.       ficially  Secur-  of
           Exer-             Deemed  4.       Securities    Date                Securities        Price    Owned     ity:    In-
           cise     3.       Execu-  Trans-   Acquired (A)  Exercisable and     (Instr. 3 and 4)  of       Follow-   Direct  direct
           Price    Trans-   tion    action   or Disposed   Expiration Date     ----------------  Deriv-   ing       (D) or  Bene-
1.         of       action   Date,   Code     of(D)         (Month/Day/Year)            Amount    ative    Reported  In-     ficial
Title of   Deriv-   Date,    if any  (Instr.  (Instr. 3,    ----------------            or        Secur-   Transac-  direct  Owner-
Derivative ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-            Number    ity      tions(s)  (I)     ship
Security   Secur-   Day/     Day/    ------   ------------  Exer-    tion               of        (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3) ity      Year)    Year)   Code V   (A)     (D)   cisable  Date       Title   Shares    5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Director   $11.73   12/12/02         A(1)     50,000        (2)      12/12/2012 Common  50,000             50,000    D
Stock                                         shares                            Stock
Option
(Right to
Buy)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

Note 1: Table II, Item 4: Granted pursuant to the Chiquita Brands International, Inc. 2002 Stock Option and Incentive Plan.
Note 2: Table II, Item 6: Option vests over a 4 year period with 25% becoming exercisable on the anniversary of the date of the grant in each of 2003, 2004, 2005 and 2006.

/s/ Durk I. Jager                          December 13, 2002
-------------------------------            -----------------
**Signature of Reporting Person            Date
Durk I. Jager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                              Page 2